

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 3, 2008

David C. Merrell
President
MCT Holding Corporation
3884 East North Little Cottonwood Road
Salt Lake City, Utah 84092

Re: **MCT Holding Corporation**
        Registration Statement on Form 10-12G
        Filed August 27, 2008
        File No. 000-53390

Dear Mr. Merrell:

        We have completed our review of your registration statement on Form 10 and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

Cc: Leonard Burningham, Esq.
By facsimile, 801-355-7126